Filed by Mykrolis Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Entegris Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is the text of a letter to be sent by Mykrolis’ Chief Executive Officer to Mykrolis’ employees.

March 28, 2005

Dear Mykrolis Employee:

It’s been one week since we announced that Mykrolis and Entegris had agreed to unite in a merger-of-equals transaction. Since then, I’ve had the opportunity to meet with, and speak to, many Mykrolis investors, financial analysts and others—and with many of you—about this important and exciting transaction.

The comments, in general, have been very positive. There is broad recognition that bringing together these two companies makes tremendous sense—strategically, operationally, technologically and financially. We will be full and equal partners in a bigger, stronger, more stable enterprise, one better able to navigate through the inevitable ups and downs of the semi cycle.

The combined enterprise will have an extremely strong R&D organization and product pipeline. Our engineers will have access to technology to address a very broad range of customer needs with a comprehensive set of products, systems, services, and solutions.

While the reasons for the merger are clear and compelling, among employees there has also been an understandable level of concern because some duplicative jobs will be lost at each company as a result of this merger. Although the number is not large on a percentage basis—we expect 95% of the jobs at Mykrolis and Entegris to be unaffected by the merger—there will be, unfortunately but inevitably, a certain level of anxiety for all employees at both Mykrolis and Entegris until it is determined, and communicated to the affected employees, which positions will be eliminated.

We are in the process of notifying the individuals who may be impacted and informing them of what they can expect. As we work hard to complete that process as quickly as possible, I want to make you this promise: we will treat fairly and sensitively those people who are impacted, and to the extent possible we will try to achieve the necessary staff reductions by normal attrition.

Having spent a great deal of time over the past few weeks with Jim Dauwalter, Entegris’s CEO, and some of his colleagues, I must say that values are very important to Entegris as a company, and that these values are entirely compatible with those at Mykrolis. At the employee meeting in Billerica, Massachusetts on Monday, Jim talked at length about Entegris’s core values:

INTEGRITY — by demonstrating integrity, we will be a trustworthy and reputable company.

EXCELLENCE — by demonstrating excellence, we will achieve consistently high performance.

RESPECTFUL RELATIONSHIPS — by demonstrating respectful relationships, we will ensure satisfaction and retention among all our key stakeholders.

FINANCIAL SUCCESS — by achieving financial success, we will ensure corporate financial strength that benefits all our stakeholders.

You should know that Mykrolis is joining with a company that doesn’t just say these words. They try to live them each day.

Our visions are also similar. Mykrolis’s vision speaks to being a global leader, growing faster than the markets we serve, and providing increased value to our customers and investors – all with a sense of urgency and integrity. This is very similar to Entegris’s vision to be “a global leader positively affecting people’s lives by enhancing technologies that are changing the world.” That is a vision that all of us at Mykrolis, I believe, would agree with.

One question that has come up with some frequency, as a result of a handful of analyst comments and media reports, is whether the Mykrolis/Entegris transaction is really a merger-of-equals, or an acquisition of Mykrolis by Entegris. Through the course of my career as a CEO, as a consultant, and as a partner in a private equity firm, I have seen many, many mergers. Let me tell you, this transaction is as completely a merger—and, more specifically, a merger of equals—as it is possible to have for the following reasons:

•	From a Board and management point of view, control of the combined company will be shared equally. The two companies will get the same number of seats on the combined company’s Board of Directors.

•	The senior management team of the combined company is well balanced between the two teams with an equal number of executives of the current Entegris and the current Mykrolis.

•	I will be the Chief Executive Officer of the combined company.

•	The integration team will also be comprised of an equal number of Entegris and Mykrolis executives, who will make all key integration process decisions together.

•	While the ownership split between the shareholders of Entegris and Mykrolis is not identical, that is simply because of the slight difference in the relative valuation of the two companies as determined by our respective financial advisors, our respective stock prices and other factors.

•	It is impossible, for all practical purposes, for the shareholders of two companies involved in any merger to end up with exactly 50% each unless their shares outstanding are worth, in the aggregate, exactly the same value (which is, of course, extremely unlikely), or unless a premium is paid by the company with more value to equalize aggregate value.

•	This is not a merger of necessity. It is a merger of choice. We are choosing to merge with the company that we believe will be our best partner, and with whom we can build a better, stronger company than either company could be on its own.

•	Most important, this is a merger in which the new Entegris will combine, and build on the best of the strengths of both companies, strategically, operationally, technologically and financially.

Those are my thoughts on these topics one week after the announcement. I am more convinced than ever that the merger of equals of Mykrolis and Entegris will bring solid, long-term benefits to our customers, shareholders and employees. It will put us in a position to become the “go to” materials integrity management company — the undisputed leader in providing products that purify, protect and transport critical materials used in the semiconductor, microelectronics and other high-technology manufacturing industries. This is an ambitious goal, but we can achieve it.

I firmly believe these are two, very strong companies that can and will fit exceptionally well together. I look forward to getting through the regulatory and shareholder approval process and completing this important and exciting transaction.

Gideon

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) will file a joint proxy statement/prospectus with the SEC. A registration statement on Form S-4 also will be filed with the SEC. Securityholders of each company and other investors are urged to read the registration statement and the joint proxy statement/prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction when they become available because they will contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Mykrolis, Entegris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Mykrolis’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Annual Report on Form 10-K filed with the SEC on March 11, 2005 and information regarding Entegris’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Annual Report on Form 10-K filed with the SEC on November 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this filing regarding Mykrolis Corporation, Entegris, Inc., the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Mykrolis, Entegris, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Mykrolis and Entegris, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Mykrolis and Entegris, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Mykrolis and Entegris; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this filing. Mykrolis and Entegris expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Mykrolis and Entegris with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.